Arrived Homes, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

November 30, 2023

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kibum Park

Re:	Arrived Homes, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 45 Filed November 27, 2023
File No. 024-11325

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of  Post-Qualification Amendment No. 45 on Form 1-A POS, as amended (the “Offering Statement”), of Arrived Homes, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 11:00 AM Eastern Time, Monday, December 4, 2023, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrived.com.

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal